

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-mail</u>

Mr. Zamir Rauf
Executive Vice President and Chief Financial Officer
Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, Texas 77002

>   **Re: Calpine Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 18, 2011**
>   **File No. 001-12079**

Dear Mr. Rauf:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63</u>

<u>Liquidity and Capital Resources, page 85</u>

1. We note that you completed the sale of your interests in the Blue Spruce and Rocky Mountain businesses on December 6, 2010. It appears that these businesses were profitable during each of the fiscal years presented and may have represented a material

portion of your income. Please disclose the impact and anticipated impact on your liquidity arising from the sale of these entities including the loss of the related income and cash flows in future periods.

2. Please also disclose the impact and anticipated impact on your liquidity arising from your July 1, 2010 Conectiv Acquisition.

Financial Statements, page 127

Note 2. Summary of Significant Accounting Policies, page 134

Revenue Recognition, page 140

3. We note that your operating revenue consists of renewable energy credits (RECs) from your Geysers Assets that is recognized when contractually earned at the market price or a contract price. Please tell us, for each reporting period, how much of your total revenue is comprised of RECs. Additionally, please elaborate on how your RECs are "contractually earned".

Note 3. Acquisitions, Divestitures and Discontinued Operations, page 143

4. We note your Conectiv Acquisition which was completed on July 1, 2010. Please tell us how you determined that historical financial statements in accordance with Rule 3-05 of Regulation S-X and pro forma financial information in accordance with Rule 11-01 of Regulation S-X were not required for this acquisition. Please provide us with your calculations.

5. We note your disclosure that on December 8, 2010 your wholly owned, indirect subsidiary, Calpine BRSP purchased from CIT Capital USA, Inc. the entities that held the leases for your Broad River and South Point power plants by assuming debt with a fair value of $297 and a cash payment of approximately $40 million. You disclose that during fiscal 2010 you recorded a pre-tax loss of $125 million on this transaction, including a $30 million loss arising from the allocation of assumed debt that was greater than the prior debt obligation with respect to Broad River and a $95 million impairment loss arising from the allocation of consideration paid for South Point that was in excess of the fair value of the assets acquired. Please provide us with more details regarding how this loss was determined including how the consideration paid was allocated, how the related debt was allocated and how the fair value of the related assets was determined for each of these power plants.

Note 10. Income Taxes, page 171

6. You disclose that your income tax benefit for fiscal 2010 includes approximately $13 million in intraperiod tax expense related to a prior period. Please provide us with

further details regarding this adjustment, including how you determined the appropriate amount and classification of the adjustment along with the prior period or periods to which the adjustment relates.

Note 15. Commitments and Contingencies, page 179

7. We note your disclosure that, at present, you cannot reasonably estimate the liability that could potentially result from a negative outcome for every case. Please tell us, and revise your disclosure to state, whether you can reasonably estimate the liability for <u>any</u> case. For those litigation matters where you can reasonably estimate the liability, please revise your disclosure to comply with the guidance in ASC 450-20-50-4.

8. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

9. We note your disclosure that you do not expect the outcome of various other claims and legal actions, other than those already disclosed in your filing, will have a material adverse effect on your financial position or results of operations. Please tell us whether the outcome, in the aggregate, would have a material effect on your financial position or results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: W. Thaddeus Miller, Chief Legal Officer